Mail Stop 3561

December 11, 2007

Roy G. Warren, President
Attitude Drinks Incorporated
11300 U.S. Highway 1   suite 207
North Palm Beach, Florida 33408

        RE: **Attitude Drinks Incorporated**
             Registration Statement on
             Form 10-SB
             Filed November 13, 2007
             File No. 0-52904

Dear Mr. Warren:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your amended document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Item 3 – Changes in and Disagreements with Accountants, page 27

We note your disclosure that you will engage Lazar Levine & Felix LLP as your new Independent Registered Public Accounting Firm for periods following the filing of the Form 10-SB. Unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse acquisition always results in a change in accountants as of the consummation date of the merger. Please revise your disclosure to clarify that the new accountant has been engaged and that the former accountant has been dismissed, along with the date of the dismissal as required by Item 304(a)(1)(i) of Regulation S-B. In addition, please file the required letter from the former accountant indicating whether the former accountant agrees with your Item 304 disclosures, or the extent to which it does not agree, as required by Item 304(a)(3) of Regulation S-B.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joshua Thomas at (202) 551-33 if you have any questions regarding the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Richard O. Weed, Esq.
     via fax (949) 475-9087